

May 29, 2020

Mario Marte
Chief Financial Officer
Chewy, Inc.
1855 Griffin Road, Suite B-428
Dania Beach, FL 33004

> **Re:  Chewy, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2020**
> **10-K Filed April 2, 2020**
> **File No. 1-38936**

Dear Mr. Marte:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 37

1.    We note you present Adjusted EBITDA margin.  Please explain to us how you have complied with Item 10(e)(1)(i)(A) of Regulation S-K in providing a presentation of equal or greater prominence, of the most directly comparable GAAP measure.  Please note that this comment also applies to your presentation of the measure in Form 8-K filed April 2, 2020.

Notes to Consolidated Financial Statements
1. Description of Business
Revenue Recognition, page 55

2. Please tell us how you considered the requirement to disclose disaggregated revenues in accordance with ASC 606-10-50-5.  In this regard, we note you generate net sales from sales of pet food, pet products, pet medications and other pet health products.  We also note your disclosure of net sales from consumables, hardgoods and other in management's discussion and analysis of financial condition and results of operations on page 41 and the analysts questions regarding your pharmacy business in your fourth quarter 2019 earnings call.

5. Debt, page 60

3. We note your disclosure in Item 5 that terms of your credit facilities contain restrictions on your ability to pay dividends.  Please tell us your consideration describing the most significant restrictions on the payment of dividends, indicating their pertinent provisions Please refer to Rule 4-08(e)(1) of Regulation S-X.

10. Net Loss Per Share, page 68

4. Please tell us your consideration of disclosing RSUs and PIUs that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share because to do so would have been antidilutive for the years presented.  Please refer to ASC 260-10-50-1c.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer at 202-551-3272 or me at 202-551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services